

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Jennifer Simpson, Ph.D.
Chief Executive Officer
Panbela Therapeutics, Inc.
712 Vista Boulevard #305
Waconia, Minnesota 55387

> **Re: Panbela Therapeutics, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2022**
> **File No. 001-39468**

Dear Dr. Simpson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: W. Morgan Burns, Esq.